 sc13g

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Morgan Group Holding Co.
(Name of Issuer)
Common Stock, $0.01 Par Value
(Title of Class of Securities)
61735R104
(CUSIP Number)
September 25, 2017
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [  ]  Rule 13d-1(b)

     [X]   Rule 13d-1(c)

     [  ]   Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	61735R104

1	NAMES OF REPORTING PERSONS:

Claudia B. Carucci Uncle Mills Partners, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) [ ]
(b) [ ]

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

Claudia B. Carucci - U.S. Citizen Uncle Mills Partners, LLC - South Carolina

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER:

Claudia B. Carucci - 152,535 Uncle Mills Partners, LLC - 0

	6	SHARED VOTING POWER:

0

	7	SOLE DISPOSITIVE POWER:

Claudia B. Carucci - 152,535 Uncle Mills Partners, LLC - 0

	8	SHARED DISPOSITIVE POWER:

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

Claudia B. Carucci - 152,535 Uncle Mills Partners, LLC - 0

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

[ ]

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

Claudia B. Carucci - 4.5% Uncle Mills Partners, LLC - 0%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

Claudia B. Carucci - IN Uncle Mills Partners, LLC - OO

The filing of this statement shall not be construed as an admission that a reporting person is, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this statement.

SCHEDULE 13G

.

Item 1(a)	Name of Issuer.

Morgan Group Holding Co.

Item 1(b)	Address of Issuer's Principal Executive Offices.

Morgan Group Holding Co. 401 Theodore Fremd Avenue Rye, NY 10580

Item 2(a)	Name of Person Filing.

Claudia B. Carucci Uncle Mills Partners, LLC (Claudia B. Carucci is the Manager for Uncle Mills Partners, LLC)

Item 2(b)	Address of Principal Business Office or, if none, Residence.

Claudia B. Carucci 17 Eagle Island Place Sheldon, SC 29941-3017 Uncle Mills Partners, LLC 17 Eagle Island Place Sheldon, SC 29941-3017

Item 2(c)	Citizenship.

Claudia B. Carucci is a U.S. Citizen. Uncle Mills Partners, LLC is organized under South Carolina law.

Item 2(d)	Title of Class of Securities.

Common Stock, $0.01 Par Value

Item 2(e)	CUSIP Number.

61735R104

Item 3	This statement is not filed pursuant to Rules 13d-1(b), 13d-2(b) or 13d-2(c).

Item 4	Ownership.

(a) Amount beneficially owned: Claudia B. Carucci - 152,535 Uncle Mills Partners, LLC - 0

(b) Percent of Class: Claudia B. Carucci - 4.5% Uncle Mills Partners, LLC - 0%

(c)	Number of Shares as to which the person has:

(i) Sole power to vote or to direct the vote:

Claudia B. Carucci - 152,535
Uncle Mills Partners, LLC - 0

(ii) Shared power to vote or to direct the vote: 0

(iii) Sole power to dispose or to direct the disposition of:

Claudia B. Carucci - 152,535
Uncle Mills Partners, LLC - 0

(iv) Shared power to dispose or to direct the disposition of: 0

Item 5	Ownership of Five Percent or Less of a Class.

This statement is being filed to report the fact that as of the date hereof the reporting persons have ceased to be the beneficial owner of more than 5 percent of the class of securities.

Item 6	Ownership of More Than Five Percent on Behalf of Another Person.

Not applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported On By the Parent Holding Company or Control Person.

Not applicable.

Item 8	Identification and Classification of Members of the Group.

Not applicable.

Item 9	Notice of Dissolution of Group.

Prior filings of this Schedule 13G reflected a group consisting of Claudia B. Carucci, Uncle Mills Partners, LLC, of which Ms. Carucci is the Manager, and Bernard Zimmerman & Company, Inc. Such group was terminated as of September 25, 2017, as reflected in the Notice of Termination of Joint Filing Agreement attached as Exhibit 1 hereto. All further filings with respect to transactions in the security reported on will be filed, if required, by the members of the group, in their individual capacities.

Item 10	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CLAUDIA B. CARUCCI
Date: October 2, 2017

By:	Claudia B. Carucci

	By:	/s/ Beth N. Lowson

Name: Beth N. Lowson
Title: Attorney-In-Fact
The Nelson Law Firm, LLC
445 Hamilton Avenue
Suite 1102
White Plains, NY 10601

UNCLE MILLS PARTNERS, LLC
Date: October 2, 2017

By:	Claudia B. Carucci, Manager

	By:	/s/ Beth N. Lowson

Name: Beth N. Lowson
Title: Attorney-In-Fact
The Nelson Law Firm, LLC
445 Hamilton Avenue
Suite 1102
White Plains, NY 10601

LIMITED POWER OF ATTORNEY
The undersigned does hereby constitute and appoint Stephen J. Nelson, Mary Anne Mayo, Scott M. Dubowsky and Beth N. Lowson, each of The Nelson Law Firm, LLC, White Plains Plaza, One North Broadway, White Plains, NY 10601, signing singly, with full power of substitution, as the true and lawful attorney of the undersigned, and authorizes and designates each of them to sign on behalf of the undersigned, and to file filings and any amendments thereto made by or on behalf of the undersigned in respect of the beneficial ownership of equity securities held by the undersigned, directly, indirectly or beneficially, pursuant to Sections 13(d), 13(g) and 16 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules and regulations thereunder.  The undersigned acknowledges that the foregoing attorneys-in-fact, in serving in such capacity at the request of the undersigned, are not assuming any of the undersigned's responsibilities to comply with Sections 13(d), 13(g) or 16 of the Exchange Act.
This Power of Attorney shall remain in full force and effect until withdrawn by the undersigned in a signed writing delivered to the foregoing attorneys-in-fact.
IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this 28th day of January, 2014.

By:	/s/ Claudia Carucci

Claudia Carucci

LIMITED POWER OF ATTORNEY
The undersigned does hereby constitute and appoint Stephen J. Nelson, Mary Anne Mayo, Scott M. Dubowsky and Beth N. Lowson, each of The Nelson Law Firm, LLC, White Plains Plaza, One North Broadway, White Plains, NY 10601, signing singly, with full power of substitution, as the true and lawful attorney of the undersigned, and authorizes and designates each of them to sign on behalf of the undersigned, and to file filings and any amendments thereto made by or on behalf of the undersigned in respect of the beneficial ownership of equity securities held by the undersigned, directly, indirectly or beneficially, pursuant to Sections 13(d), 13(g) and 16 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules and regulations thereunder.  The undersigned acknowledges that the foregoing attorneys-in-fact, in serving in such capacity at the request of the undersigned, are not assuming any of the undersigned's responsibilities to comply with Sections 13(d), 13(g) or 16 of the Exchange Act.
This Power of Attorney shall remain in full force and effect until withdrawn by the undersigned in a signed writing delivered to the foregoing attorneys-in-fact.
IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this 6th day of February, 2014.

UNCLE MILLS PARTNERS, LLC

By: Claudia B. Carucci, Manager

/s/ Claudia B. Carucci, Manager